UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated 13 October, 2010

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on 13 October, 2010, entitled "Vodafone Appoints Renee James as Non-Executive Director".

13 October 2010

VODAFONE APPOINTS RENEE JAMES AS NON-EXECUTIVE DIRECTOR

Vodafone Group Plc ("Vodafone") announces that Renee J. James has been appointed as a Non-Executive Director with effect from 1 January 2011.

She is senior vice president and general manager of the Software and Services Group for Intel Corporation with responsibility for delivering software products and support across Intel's entire product line by building and distributing software and services products and partnering with independent software partners in the industry. In addition, she is responsible for the Intel worldwide developer programs as well as R&D of next generation software. Her organization operates in more than 20 countries.

She also serves as an independent director on the VMware Inc. Board of Directors and is a member of its Audit Committee. Previously, she was vice president of Developer Programs for Intel, in which capacity she was responsible for overseeing Intel's relationship and development efforts with partners such as Microsoft. Prior to that, she was the director and COO of Intel Online Services, Intel's datacentre business.

Renee James joined Intel in 1988 with the acquisition of Bell Technologies. She holds bachelor's and master's degrees from the University of Oregon.

Sir John Bond, Chairman of Vodafone, commented "I am delighted to welcome Renee James to the Vodafone Board. Her industry knowledge and expertise will make a great contribution to our company and I look forward to working with her".

- ends -

For further information:

Vodafone Group

Investor Relations	Tel: +44 (0)1635 33251
Media Relations	Tel: +44 (0) 1635 664444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 13 October 2010	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company
Secretary